SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                  For the fiscal year ended December 31, 1999

                         Commission file number 1-13300

            CAPITAL ONE FINANCIAL CORPORATION ASSOCIATE SAVINGS PLAN

                            2980 Fairview Park Drive
                                   Suite 1300
                        Falls Church, Virginia 22042-4525


                          -----------------------------

                        CAPITAL ONE FINANCIAL CORPORATION

                            2980 Fairview Park Drive
                                   Suite 1300
                        Falls Church, Virginia 22042-4525

Financial Statements and Exhibits

(a)      Financial Statements

The Capital One Financial Corporation Associate Savings Plan (the "Plan") became effective as of January 1, 1995. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 1999 and 1998.

(b)      Exhibit

         (1)      Consent of Independent Auditors

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       CAPITAL ONE FINANCIAL
                                                       CORPORATION ASSOCIATE
                                                       SAVINGS PLAN
                                                       ---------------------
                                                       (Name of Plan)



                                                       By:
                                                       Name:  David M. Willey
                                                       ----------------------
                                                       on behalf of the Benefits
                                                       Committee, as Plan
                                                       Administrator

Dated:  June 21, 2000

                        Capital One Financial Corporation
                             Associate Savings Plan

                              Financial Statements
                            and Supplemental Schedule

                     Years Ended December 31, 1999 and 1998
                       with Report of Independent Auditors

            Capital One Financial Corporation Associate Savings Plan

                              Financial Statements
                            and Supplemental Schedule


                     Years Ended December 31, 1999 and 1998




                                    Contents

Report of Independent Auditors........................ ........................1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................2
Statements of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements..................................................4


Supplemental Schedule

Schedule of Assets Held for Investment Purposes...............................10

                         Report of Independent Auditors

Benefits Committee
Capital One Financial Corporation

We have audited the accompanying statements of net assets available for benefits of Capital One Financial Corporation Associate Savings Plan ("Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
                                                               ERNST & YOUNG LLP

McLean, VA
June 21, 2000

            Capital One Financial Corporation Associate Savings Plan

                 Statements of Net Assets Available for Benefits





                                                                    December 31,

                                                          1999           1998
                                                      --------------------------
 Assets
 Investments, at fair value:
    Units of Capital One Pooled Company Stock Fund $ 87,131,276 $ 60,034,430 Units of American Express Trust Money Market
     Fund II                                           18,423,567     14,152,910
    Shares of registered investment companies          76,880,962     41,968,509
    Participant notes receivable                        6,929,473      4,230,131
                                                    ----------------------------
                   Total investments                  189,365,278    120,385,980

 Receivables:
    Employer's contributions                            3,274,039      1,935,778
    Participants' contributions                                            1,053
    Accrued income                                         82,218         53,374
                                                    ----------------------------
                   Total receivables                    3,356,257      1,990,205

 Cash and cash equivalents                                               554,289
                                                    ----------------------------

                   Total assets                       192,721,535    122,930,474
                                                    ----------------------------

 Liabilities
 Administrative expenses payable                           71,258         49,681
                                                    ----------------------------

 Net assets available for benefits                  $ 192,650,277   $122,880,793
                                                    ============================

See accompanying notes

             Capital One Financial Corporation Associate Savings Plan

            Statements of Changes in Net Assets Available for Benefits


                                                        Year Ended December 31,
                                                          1999          1998
                                                    ----------------------------
 Additions to net assets attributed to:
 Investment income:
    Net appreciation (depreciation) in fair value of:
     Units of Capital Pooled Company Stock             $16,420,767 $ 29,219,337
     Units of American Express Trust Money Market II        (5,312)          14
     Shares of registered investment companies          10,177,875    4,239,435
    Interest                                               451,949      292,036
    Dividends                                            4,420,346    2,350,375
                                                      --------------------------
                                                        31,465,625   36,101,197

 Contributions:
    Employer's                                          23,328,337   13,740,605
    Participants'                                       19,337,862   10,865,811
    Rollovers                                            5,060,788    2,925,831
                                                      ------------  ------------
                                                        47,726,987   27,532,247
                                                      --------------------------

 Total additions                                       79,192,612    63,633,444

 Deductions from net assets attributed to:
    Benefits paid to participants                      (10,041,648)  (4,937,678)
    Administrative expenses                               (248,285)    (178,556)
                                                      --------------------------

                            Total deductions           (10,289,933)  (5,116,234)

 Net increase prior to transfers                        68,902,679   58,517,210

 Plan transfers                                            866,805
                                                      --------------------------

    Net increase                                        69,769,484   58,517,210

 Net assets available for benefits:
    Beginning of year                                  122,880,793   64,363,583
                                                      --------------------------

    End of year                                       $192,650,277 $122,880,793
                                                      ==========================

See accompanying notes.

            Capital One Financial Corporation Associate Savings Plan

                          Notes to Financial Statements



Note 1--Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the "Corporation") established and adopted the Capital One Financial Corporation Associate Savings Plan (the "Plan") for the benefit of its eligible associates. American Express Trust Company (the "Trustee") serves as the administrator and trustee for the Plan and its assets.

Through a November 12, 1998 amendment to the Plan effective January 1, 1999, all employees of Summit Acceptance Corporation (a Texas corporation which was acquired by the Corporation on July 31, 1998) who were eligible participants of the Summit 401(k) Savings Plan (the "Summit Plan") became eligible participants in the Plan. Additionally, the Plan accepted the transfer of all assets and liabilities attributable to participants of the Summit Plan, effective January 1, 1999. Net assets of $866,805 were transferred from the Summit Plan to the Plan as of January 1, 1999.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all associates of the Corporation and provides for pension, disability, death and termination benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute 1% to 15% of pre-tax annual compensation, as defined in the Plan. Such contributions may be pre-tax dollars, or a combination of pre-and after-tax dollars. Participants may also contribute amounts representing distributions from other qualified plans ("rollover contributions"). The Corporation contributes 50% of the first 6% of the participant's annual compensation that a participant contributes to the Plan. The Corporation contributes 3% of participants' eligible salaries, regardless of participation in the Plan. Additional amounts equal to 3% of the participants' eligible salaries for those participants making pre-tax contributions to the Plan at year end may be contributed at the option of the Corporation's Board of Directors.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Corporation's contributions and Plan earnings. Allocations are based upon the number of units of the Plan in each participant's account. Forfeited balances of terminated participants' nonvested accounts are used to pay administrative expenses of the Plan, to the extent available. Plan expenses in excess of forfeitures, if any, are absorbed by the Corporation. Excess forfeitures, if any, are applied as employer contributions made in advance, and reduce the Corporation's future contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Corporation's contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after two years of service.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of ten investment options. Participants may change their investment options at any time. Investment options are described below.

     Capital One Pooled Company Stock - Monies are invested by the Trustee in a unitized trust fund which invests in shares of the Corporation's common stock. The Trustee shall also be permitted to invest in short-term temporary investments, including pooled funds which bear interest at market rates.

     American Express Trust Money Market Fund II - Monies are invested primarily in short-term debt securities.

     American Express Trust Equity Index Fund II - Ninety percent of the monies held by this fund are invested in common stock and the balance is invested in S&P 500 stock index futures.

     American Express Federal Income Fund - Monies are invested in U.S. government agency securities.

     American Express Mutual Fund - Monies are invested in common stocks and senior securities, such as bonds and preferred stocks.

     American Express Stock Fund - Monies are invested in large capitalization, blue chip stocks and investment grade bonds.

     AIM Constellation Fund - Monies are invested in the common stock of primarily small and medium-sized companies.

     Templeton Foreign Fund - Monies are invested primarily in the common stock of companies outside the U.S.

     Baron Asset Fund - Monies are invested in common stocks of small and medium -sized companies.

     Davis New York Venture (A) - Monies are invested in common stocks of medium to large-sized companies.

Cash and Cash Equivalents

Cash and cash equivalents represent contributions received from plan participants not yet invested in participant-designated investment funds by the Trustee. Cash balances are the result of timing differences between contribution date and trade date.

Participant Notes Receivable

Participants may elect to borrow from their fund accounts a minimum of $1,000; up to a maximum of the lesser of $50,000, or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution or equal, or nearly equal, payments made at least annually for a period not to exceed 15 years. If the participant has invested in the Capital One Pooled Company Stock fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Note 2--Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation and Income Recognition

The Plan's investments are stated at fair value. Units in the Capital One Pooled Company Stock fund are valued based upon the stock price at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan as of year-end. Money market funds and participant notes receivable are valued at cost,which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on a first-in, first-out basis.

Note 3--Investments

The Plan's investments are held in a trust fund administered by American Express Trust Company. The fair values of the following individual investments represented 5% or more of the Plan's net assets as of December 31, 1999 or 1998:

                                                         December 31,
                                                    1999          1998
                                             ---------------- -------------

Capital One Pooled Company Stock Fund            $87,131,276   $60,034,430
American Express Trust Equity Index Fund II       25,855,077    14,817,046
American Express Trust Money Market Fund II       18,423,567    14,152,910
AIM Constellation Fund                            19,418,127    10,127,899
American Express Stock Fund                       11,164,089     7,495,353


Note 4--Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5--Tax Status

The Internal Revenue Service ruled on April 10, 1997 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Benefits Committee is not aware of any course of action or events that have occurred that might adversely affect the Plan's qualified status.

Note 6--Transactions with Parties-in-Interest

During 1999 and 1998, certain Plan investments included shares of mutual funds managed by the Trustee. In addition, the Plan had invested $87,131,276 and $60,034,430, at fair value, in the Capital One Pooled Company Stock Fund as of December 31, 1999 and 1998, respectively. Transactions involvong these investments are considered to be party-in-interest transactions for which a statutory exception exists.

                              Supplemental Schedule

            Capital One Financial Corporation Associate Savings Plan Employer Identification Number 54-1719854; Plan Number 002

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1999




                                                          Units/        Fair
                                                          Shares        value

         Capital One Pooled Company Stock Fund*         1,486,021   $ 87,131,276

         Registered Investment Companies:
          American Express Trust Money Market Fund II* 18,423,567     18,423,567
          American Express Trust Equity Index Fund II*    647,717     25,855,077
          American Express Federal Income Fund*           663,064      3,151,727
          American Express Mutual Fund*                   312,469      3,965,273
          American Express Stock Fund*                    403,928     11,164,089
          AIM Constellation Fund                          479,379     19,418,127
          Templeton Foreign Fund                          571,795      6,413,646
          Baron Asset Fund                                 52,845      3,104,117
          Davis New York Venture (Class A)                132,146      3,808,906
                                                                    ------------
                                                                      95,304,529

         Participant Notes Receivable                   6,929,473      6,929,473
                                                                    ------------

         Total                                                      $189,365,278
                                                                    ============

          * Parties-in interest

                                 EXHIBITS INDEX


Exhibit
Number   Description
------   -----------

 23    Consent of Independent Auditors

                                   Exhibit 23

                         Consent of Independent Auditors


We consent to the incorporation by reference in the following Registration Statements of our report dated June 21, 2000, with respect to the financial statements and schedule of the Capital One Financial Corporation Associate Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.


  Registration Statement
        Number               Form                 Description
  ----------------------   --------     ---------------------------------
       33-80263            Form S-8     Marketing and Management
                                          Services Agreement
       33-86874            Form S-8     Employee Stock Purchase Plan
       33-86876            Form S-8     Employee Savings Plan
       33-86986            Form S-8     1994 Stock Incentive Plan
       33-91790            Form S-8     1995 Non-Employee Directors
                                          Stock Incentive Plan
       33-97032            Form S-8     Amendment to 1994 Stock
                                          Incentive Plan
       33-99748            Form S-3     Dividend Reinvestment and
                                          Stock Purchase Plan
       333-3580            Form S-3     Debt Securities, Preferred Stock and
                                          Common Stock in the amount of
                                          $200 million
       333-42853           Form S-8     1994 Stock Incentive Plan
       333-45453           Form S-8     Associate Savings Plan
       333-51637           Form S-8     1994 Stock Incentive Plan
       333-51639           Form S-8     1994 Stock Incentive Plan,
                                          Tier 5 Special Option Program
       333-57317           Form S-8     1994 Stock Incentive Plan,
                                          1998 Special Option Program
       333-58577           Form S-3     Debt Securities, Preferred Stock
                                          and Common Stock in the amount of
                                          $500 million
       333-60831           Form S-3     Acquisition of Summit Acceptance
                                          Corporation
       333-70305           Form S-8     1994 Stock Incentive Plan,
                                          Supplemental Special Option Program
       333-78067           Form S-8     1994 Stock Incentive Plan
       333-78383           Form S-8     1994 Stock Incentive Plan, 1999
                                          Performance-Based Option Program and
                                          Supplemental Special Option Program
       333-78609           Form S-8     1999 Stock Incentive Plan
       333-78635           Form S-8     1999 Non-Employee Directors Stock
                                          Incentive Plan
       333-84693           Form S-8     1994 Stock Incentive Plan, Supplemental
                                          Special Option Program
       333-85227           Form S-3     Debt Securities, Preferred Stock and
                                          Common Stock in the amount of
                                          $1 billion
       333-91327           Form S-8     1994 Stock Incentive Plan
       333-92345           Form S-8     1994 Stock Incentive Plan



                                                               ERNST & YOUNG LLP

McLean, VA
June 21, 2000